United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale finalizes the sale of Vale New Caledonia to Prony Resources

Rio de Janeiro, March 31st, 2021. Vale S.A. (“Vale”) informs that, following the December 8th, 2020 release, its subsidiary Vale Canada Limited ("VCL") has concluded the sale of its ownership interest in Vale Nouvelle-Calédonie S.A.S. ("VNC") to the Prony Resources New Caledonia consortium.

The consortium of investors, including Trafigura, comprises a majority and non-dilutable shareholding for New Caledonian interests.

"After several months of negotiations, I am pleased that we concluded our divestment of VNC, benefitting employees, New Caledonia and all its stakeholders. Vale is fully committed to this transaction. It meets the guarantees required at the financial, social and environmental levels and offers a sustainable future for the operations," said Eduardo Bartolomeo, CEO of Vale.

Vale’s intent from the beginning of the divestment process was to withdraw from New Caledonia in an orderly and responsible manner. This deal accomplishes that.

“We acknowledge Vale for its professionalism throughout and its unwavering commitment to exiting New Caledonia responsibly,” said the French State in a statement released today.

The deal provides the former VNC operations with a financial package totaling US$ 1.1 billion, of which Vale Canada Limited is contributing US$ 555 million to support the continuity of the operations. The financing of the Pact for the Sustainable Development of the Deep South will also be secured by Vale.

In addition, Vale will continue to have the right to a long-term nickel supply agreement for a proportion of the operation’s production, allowing it to continue addressing the growing demand for nickel by the electric vehicle industry.

“Along with the continuation of the Pact, the deal also allows the Lucy Project for dry storage of tailings to proceed,” said Mark Travers, Executive Vice-President for Base Metals with Vale. “We want to acknowledge the time and effort of all stakeholders to achieving this deal, including the French State and especially the employees of VNC for their trust and support through a lengthy and uncertain process.”

Vale reaffirms its commitment to its shareholders to transform the Base Metals business, simplifying the operations flowsheet going forward and enabling a continuous focus on core assets, while also honoring its new pact with society, contributing to the maintenance of a sustainable environment for safe operations continuity.

Luciano Siani Pires
Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 31, 2021		Head of Investor Relations